ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER'S DIRECT LINE CLIENT/MATTER NUMBER 103159-0101

May 10, 2019
VIA EDGAR SYSTEM Ms. Deborah L. O'Neal Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission Division of Investment Management Washington, DC 20549

Re:	Daxor Corporation, File Nos. 333-224509 and 811-22684
Dear Ms. O'Neal and Ms. Fettig:
On behalf of our client, Daxor Corporation ("Daxor"), set forth below is Daxor's response to the follow-up comment of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), with respect to the above-referenced filing.  The numbered item set forth below repeats (in bold italics) the comment of the Staff, and following the comment is Daxor's response (in regular type).  Daxor has filed an amendment to its Registration Statement on Form N-2 that reflects changes addressing the comment set forth below, and changes addressing the comments set forth in the letter to the Staff dated May 3, 2019, which is incorporated herein by reference.  The amendment was filed with the Commission on Friday, May 10, 2019.
1. Instruction to Item 4 of Form N-2 states: "Compute "average net assets" for captions i and j based on the value of net assets determined no less frequently than the end of each month."  So, the ratios related to average net assets need to be based on this approach.
Response: As requested, Daxor has revised the disclosure to ensure that "average net assets" are based on the value of net assets determined no less frequently than the end of each month.
* * * * *

U.S. Securities and Exchange Commission
May 10, 2019

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

Enclosures

cc:          Michael Feldschuh (w/o enclosures)
Robert Michel (w/o enclosures)
Daxor Corporation